Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated September 5, 2006

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___	Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______	No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-110941) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on September 5, 2006, entitled “APPOINTMENT OF CHIEF EXECUTIVE, EUROPE”.

5th September 2006

APPOINTMENT OF CHIEF EXECUTIVE, EUROPE

Vodafone Group Plc (“Vodafone Group”) today announces that Vittorio Colao will join the Board on 9th October 2006 as Chief Executive of Vodafone’s European region.

Mr Colao, 44, previously spent a number of years with Vodafone Group in senior management roles.  He was Chief Executive of Vodafone Italy and subsequently had regional responsibility for Southern Europe, the Middle East and Africa.  He was a member of the Vodafone Group Board from 2002 to 2004 prior to joining RCS MediaGroup, the Italian publishing and media company, where for the last two years he has been Chief Executive.

Mr Colao will also succeed Sir Julian Horn-Smith as Deputy Chief Executive.  In this role he will assist the Chief Executive in external representation, in particular with political institutions and regulatory bodies.

Commenting on his appointment Group Chief Executive, Arun Sarin, said: “I am delighted to welcome Vittorio back to Vodafone in such an important role in my senior management team.  Vittorio made an outstanding contribution in his previous roles at Vodafone and he is a highly effective manager.  We have a number of major challenges and opportunities in our European region and I am confident that, given his background and experience, Vittorio is well equipped to succeed in this key position.   I am very much looking forward to working with him again”.

Chairman, Sir John Bond, said: “The appointment of Vittorio Colao is an important addition to Arun’s management team as they continue to execute our strategy.  I am delighted to welcome Vittorio to the Vodafone Group Board”.

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For further information:

Vodafone Group
Investor Relations	Media Relations
Tel: +44 (0)1635 664447	Tel: +44 (0)1635 664444

Notes for Editors:

Vittorio Colao

Vittorio Colao spent the early part of his career at McKinsey & Co, where he was a Partner in the Milan office, working on media, telecommunications and industrial goods and was responsible for office recruitment.  In 1996 he joined Omnitel Pronto Italia, Italy’s second mobile operator which became Vodafone Italy, as Chief Operating Officer.  He was appointed Chief Executive Officer in 1999.  He was then appointed Regional CEO, Southern Europe for Vodafone Group Plc in 2001, became a member of Vodafone Group Plc’s Board of Directors in 2002 and was subsequently appointed to the role of Regional CEO for Southern Europe, Middle East and Africa for Vodafone in 2003.

Vittorio then left Vodafone to become Group CEO of RCS MediaGroup, the leading Italian publishing company, in July 2004.

Vittorio is currently a non-executive Director of RAS Insurance in Italy (Allianz Group) and has previously been a non-executive Director and chairman of the Remuneration Committee of Finmeccanica. He is also a member of the Executive Committee of the Aspen Institute, Italy.

Vittorio Colao holds a Business Degree from Bocconi University and an MBA with Honours from the Harvard Business School. He is 44 years old.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: September 5 , 2006	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary